SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2004
                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|     Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes              |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 13, 2004.

         Attached  hereto as Exhibit 2 and  incorporated  herein by reference is
the   Registrant's   Restated   Articles  of  Association  as  approved  by  the
shareholders of the registrant on November 8, 2004.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    ELBIT SYSTEMS LTD.
                                                    (Registrant)


                                                    By: /s/ Ilan Pacholder
                                                       -------------------------
                                                    Name:   Ilan Pacholder
                                                    Title:  Corporate Secretary

Dated:  December 13, 2004

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.    DESCRIPTION
    -----------    -----------

    1.             Press Release dated December 13, 2004.

    2.             Restated Articles of Association.

                                    EXHIBIT 1
                                    ---------


    DIGITAL ARMY PROGRAM LAUNCHED: ISRAEL DEFENSE MINISTRY AND ELBIT SYSTEMS
             SIGN CONTRACT VALUED AT APPROXIMATELY US$ 200 MILLION

PROGRAM TO BE PERFORMED OVER A TEN-YEAR PERIOD, WILL BE AUGMENTED BY A MATERIAL AMOUNT OF U.S. FMF FUNDING.

THE DIGITAL ARMY PROGRAM (DAP) IMPLEMENTS ADVANCED COMBAT CONCEPTS GEARED TO INCREASE OPERATIONAL EFFECTIVENESS AND CONNECTIVITY THROUGHOUT ALL LAND FORCE ECHELONS, IN ALL COMBAT SITUATIONS, UNDER A UNIFIED OPERATIONAL CONCEPT.

ELBIT SYSTEMS WILL SERVE AS PRIME CONTRACTOR, WITH RAFAEL, TADIRAN SYSTEMS AND OTHER COMPANIES PARTICIPATING IN THE PROGRAM. JOSEPH ACKERMAN, ELBIT SYSTEMS, PRESIDENT AND CEO: "WE ARE PROUD THAT THE ISRAEL DEFENSE FORCES (IDF) HAS CHOSEN ELBIT SYSTEMS AS PRIME CONTRACTOR TO LEAD THIS VERY SIGNIFICANT AND PRESTIGIOUS PROGRAM, WHICH HIGHLIGHTS OUR INNOVATIVENESS, TECHNOLOGICAL LEADERSHIP, INTEGRATION EXPERTISE AND PERFORMANCE CAPABILITIES."


Haifa, Israel, December 13, 2004, Elbit Systems Ltd. (NASDAQ: ESLT) announced that today it signed an agreement with the Israel Ministry of Defense (IMOD) for the Digital Army Program (DAP), in an amount of approximately IS 875 Million (US $200 million). The DAP, which will also include an additional material amount of U.S. Foreign Military Funding (FMF) funding, will be performed over a ten-year period.

Elbit Systems was selected approximately two years ago by the Israel Ministry of Defense (IMOD) to be the prime contractor for the DAP. Rafael Armament Development Authority Ltd. and Tadiran Systems Ltd. will serve as Elbit Systems' major subcontractors. Within the framework of the Program, all land forces operations will be computerized (command, control, communications), integrated and interfaced with new and advanced applications.

Under the DAP, Elbit Systems will supply the IDF with computerized systems down to the single soldier level. The systems will facilitate transmission of integrated, real time situation pictures to and from all battlefield and command echelons.

The Program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources.

According to Joseph Ackerman, Elbit Systems' President and CEO, "The Digital Army Program, which will be performed over a number of years, is significant to Elbit Systems both because of its scope and its contribution to our technology base. We are proud that the IDF has selected us to lead the Program." He added, "The DAP is based on a variety of advanced technologies such as communications, hardware and software, which have been developed in-house. These technologies, combined with our accumulated experience in programs based on computerized communications and multidisciplinary integration, have positioned Elbit Systems as a world leader in the field."

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


FOR MORE ABOUT ELBIT SYSTEMS, PLEASE VISIT OUR WEBSITE AT  WWW.ELBITSYSTEMS.COM



Contacts



Company contact                                     IR Contacts
  Ilan Pacholder, Corporate Secretary and           Ehud Helft/Kenny Green
VP Finance & Capital Markets
1. Elbit Systems Ltd.                               GK INTERNATIONAL

Tel: 972-4 831-6632                                 Tel:  1-866-704-6710
Fax: 972-4 831- 6659                                Fax: 972-3-607-4711
pacholder@elbit.co.il                               ehud@gk-biz.com
                                                    kenny@gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------

                                                                      March 2000

                       RESTATED MEMORANDUM OF ASSOCIATION

                                       OF

                               ELBIT SYSTEMS LTD.

1.      Name of Company:               Elbit Systems Ltd.

2.      Objectives of Company:         To engage in any objective permitted
                                       by law.

3.      Limitation of Shareholder      Shareholder  liability is limited to
        of the Liability:              payment nominal (par) value of unpaid
                                       issued share capital.

4.      Share Capital:                 The share capital of the Company is
                                       80,000,000 New Israeli Shekels ("NIS"),
                                       divided into 80,000,000 ordinary shares
                                       par value 1 NIS per share, which shares
                                       are equal in rights.

5.     Amendments to the               The shareholders, at a General Meeting,
       Memorandum of Association:      may amend this Memorandum of Association,
                                       in whole or in part, by a vote of a
                                       majority of sixty-seven percent (67%) of the shares voted at the General Meeting, not taking into account abstentions.





                                      [End]

                                                                   November 2004

                        RESTATED ARTICLES OF ASSOCIATION

                                       OF

                               ELBIT SYSTEMS LTD.

                               TABLE OF CONTENTS
                               -----------------


ARTICLE



1.       INTERPRETATION........................................................3
2.       PUBLIC COMPANY........................................................5
3.       PERMISSIBLE OBJECTIVES................................................5
4.       NAME AND REGISTERED OFFICE............................................5
5.       SHARE CAPITAL.........................................................6
6.       SHARE RIGHTS..........................................................7
7.       SHARE REGISTER AND SHARE CERTIFICATES.................................8
8.       SHARE WARRANTS, OPTIONS AND DEBENTURES................................8
9.       LIEN ON SHARES........................................................9
10.      REDEEMABLE SHARES AND WARRANTS........................................9
11.      CALLS ON SHARES; FORFEIT OF SHARES....................................9
12.      TRANSFER OF SHARES...................................................11
13.      TRANSMISSION OF SHARES ON DEATH, BANKRUPTCY OR
         DISSOLUTION..........................................................11
14.      REGISTRATION OF COMPANY SECURITIES FOR TRADING ON
         SECURITIES EXCHANGES.................................................12
15.      BORROWING POWERS.....................................................12
16.      DIVIDENDS AND RESERVES...............................................12
17.      CAPITALIZATION OF RESERVES...........................................13
18.      CONVENING OF GENERAL MEETINGS........................................14

19.      PROCEEDINGS AT GENERAL MEETINGS......................................15
20.      VOTING AT GENERAL MEETINGS; VOTING INSTRUMENTS.......................16
21.      PROXY STATEMENTS.....................................................18
22.      ROLE AND COMPOSITION OF THE BOARD OF DIRECTORS.......................18
23.      ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS.......................19
24.      EXTERNAL DIRECTORS...................................................20
25.      BOARD OF DIRECTORS MEETINGS..........................................21
26.      COMMITTEES OF THE BOARD OF DIRECTORS.................................21
27.      PRESIDENT............................................................22
28.      SECRETARY............................................................23
29.      SIGNATURE AUTHORITY..................................................23
30.      ACCOUNTS.............................................................24
31.      INDEPENDENT CERTIFIED ACCOUNTANTS....................................24
32.      INTERNAL AUDITOR.....................................................24
33.      NOTICES..............................................................24
34.      INSURANCE AND INDEMNITY..............................................25
35.      RECONSTRUCTION AND WINDING-UP........................................27
36.      AMENDMENTS TO ARTICLES...............................................27

1.    INTERPRETATION

(a) In these Articles of Association the following terms will have the meanings described below:

      TERM                    MEANING

(1)   Annual Meeting         The annual General Meeting.

(2)   Articles               These Articles of Association, as may be amended
                             from time to time.

(3)   Audit Committee        The  audit  committee  of the  Board of  Directors
                             established according to these Articles and the Law.

(4)   Board or               The Company's supervisory governing board appointed
      Board of Directors     according to these Articles and the Law.

(5)   Chairman of the Board  The chairman of the Board of Directors, appointed
      of Directors           according to these Articles.

(6)   Company                Elbit Systems Ltd.

(7)   Director               A member of the Company's Board of Directors.

(8)   Extraordinary Meeting  A General Meeting other than an Annual Meeting.

(9)   General Meeting        A meeting of the  Company's  Shareholders  convened
                             according to these Articles and the Law.

(10)  Independent Certified  The  Company's  independent  certified  accountants
      Accountants            appointed according to these Articles and the Law.

(11)  Internal Auditor       The  Company's   internal   auditor   appointed  in
                             accordance with these Articles and the Law.

(12)  Law                    The [Israel]  Companies  Law - 1999,  including any
                             regulations and regulatory orders relating thereto, and any successor laws and regulations, as will be in effect from time to time.

(13)  NIS                    New Israeli Shekels.

(14)  Ordinary  Shares       Shares  nominal value NIS 1 per Share,  which carry
                             all ordinary rights Shareholders are entitled to under these Articles and the Law.

(15)  President              The  president  and general  manager of the Company
                             appointed according to these Articles.

(16)  Proxy                  A person appointed,  as provided in these Articles,
                             by a Shareholder to vote or otherwise act on the Shareholder's behalf at a General Meeting.

(17)  Proxy   Statement      A  document  issued  by the Board of  Directors  to
                             Shareholders soliciting the Shareholders to vote for a General Meeting.

(18)  Register               The register of Shareholders,  including any branch
                             registers the Company may maintain, kept according to the Law.

(19)  Registered Office      The Company's registered office.

(20)  Secretary              The Company's corporate secretary.

(21)  Securities Law         The  [Israel]   Securities   Law  -  1968  and  any
                             regulations and regulatory orders relating thereto, and any successor laws and regulations, as will be in effect from time to time.

(22)  Share Capital          The   Company's   registered   Share   capital   as
                             authorized by its Memorandum of Association and these Articles.

(23)  Shareholder            Any person or entity  that is the owner,  according
                             to these Articles and the Law, of a Share.

(24)  Shares                 Proportional  allocations to Shareholders of rights
                             in the Company's  Share Capital,  whether  Ordinary
                             Shares or otherwise, according to these Articles and the Law.

(25)  Special Majority       A majority of at least sixty-seven percent (67%) of
                             all votes properly cast at a General Meeting, without taking into account abstentions.

(26)  Treasury  Shares       Shares  that  have  been   acquired,   redeemed  or
                             otherwise received by the Company or a Company subsidiary and allocated by the Company to a reserve for future allocation or sale.

(27)  Voting  Instrument     A written form for  Shareholders to use,  according
                             to these Articles and the Law, in voting at General
                             Meetings.

(28)  Writing                A  handwriting,   typewriting,   facsimile,  print,
                             e-mail and any other legally recognized form of communication that can be read.

(b) In these Articles, unless the context otherwise requires, expressions defined in the Law will have the meanings so defined. In addition, words importing the singular will include the plural, and vice versa. Words importing the masculine gender will include the feminine, and words importing persons will include companies, partnerships, associations and all other legal entities. Days, months and years refer to the Gregorian calendar.

(c) In the event that an Article is revised or a new Article is added to these Articles, which contradicts an original Article, the revised or added Article(s) will take precedence.

(d) In any place in these Articles that specifies the provisions will apply according or subject to the provisions of the Law and/or any other law, the intention is to provisions of the Law and/or of any other law that are not elective, unless the context requires otherwise.


2.    PUBLIC COMPANY

      The Company is a public company as defined in the Law. Therefore:

(a)   No limitations will apply to the transfer of its Shares.

(b)   The number of Shareholders is unlimited.

(c) The Company may issue any form of its Shares or other securities to the public.

(d)   Liability  of the  Shareholders  is limited to the  payment of the nominal
      (par) value of the unpaid issued Share Capital of the Company.


3.    PERMISSIBLE OBJECTIVES

(a) The permissible objectives of the Company may include any objectives permitted by law.

(b) The Company may contribute, from time to time, reasonable sums to worthy causes even if the cause is not within the specific scope of the Company's business.


4.    NAME AND REGISTERED OFFICE

(a)   The name of the Company is Elbit Systems Ltd.

(b) The Registered Office will be at such place in Israel as the Board of Directors will from time to time select. 5.

SHARE CAPITAL

(a) The Share Capital of the Company is NIS 80,000,000 (eighty million New Israeli Shekels) divided into 80,000,000 (eighty million) ordinary shares of NIS 1 nominal (par) value each.

(b) The Company may, by a resolution of a Special Majority of Shareholders at a General Meeting:

      (1) increase the Share Capital, including by classes of Shares, as the General Meeting may determine; or

      (2) annul Share Capital that has not yet been issued, provided that the Company has no undertaking, including a provisional undertaking, to allot such Shares.

(c) Subject to the provisions of the Law, the Company may, by a resolution of a majority of the Shareholders voting in a General Meeting without taking into account abstentions:

      (1) consolidate all or part of the Shares and/or divide them into Shares of a greater par value than the par value of the existing Shares;

      (2) split all or part of the Shares, by way of subdivision, into Shares of lesser par value than the par value of the existing Shares; or

      (3)   decrease the capital or any reserve fund from redemption of capital.

(d) In executing any resolution adopted according to Article 5(c) above, the Board may, at its discretion, resolve any related issues.

(e)   Subject  to  any  contrary  decision  in  a  General  Meeting   resolution
      authorizing an increase in Share Capital, any new Share Capital will be subject to the same provisions regarding payment of calls, liens, title, forfeiture, transfer and otherwise as apply to the original Share Capital. Such General Meeting resolution may also determine that the new Shares, or any part of them, will first be offered, at par value or at a premium, to all the existing Shareholders in proportion to the par value of their Shares or may determine other provisions with regard to the issuance and allotment of the new Shares. However, in the absence of such a determination in the General Meeting resolution, the Board may allot such Shares as provided in Article 6(a) below.

(f) If as a result of a consolidation or split of Shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

      (1) determine that fractions of Shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

      (2) allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, Shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

      (3) determine the manner for paying the amounts to be paid for Shares allotted in accordance with Article 5(f)(2) above, including on account of bonus Shares; and/or

      (4) determine that the owners of fractions of Shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.


6.    SHARE RIGHTS

(a) Subject to these Articles and to the terms of any General Meeting resolution creating new Shares, the allotment and issue of Shares will be as determined by the Board of Directors, who may allot and issue such Shares to persons on terms and conditions and at times as determined by the Board of Directors, including the allotment of bonus Shares.

(b) Each Ordinary Share will entitle its owner to receive notices of, to attend and to cast one vote at a General Meeting.

(c) The rights granted to Shareholders of any class of Shares issued with preferred or other rights will not, unless specifically provided by the terms of issue of the Shares of that class, be deemed to be changed by the creation or issue of other Shares of the same rank.

(d) Unless otherwise provided for by the terms of issuance of a particular class of Shares, the Company may create or change rights, preferences, restrictions and provisions related to one or more of the classes of Shares, after receipt of the consent in writing of all Shareholders of the affected class, or a resolution passed at a General Meeting of such class, approved by a Special Majority of the Shareholders of the affected class. These Articles will apply, as applicable, to every such separate General Meeting of a class.

(e) Treasury Shares will not carry voting or dividend rights while they remain in the Company's Treasury Share reserve. Conversion of Treasury Shares into Ordinary Shares or Ordinary Shares into Treasury Shares will be subject to approval of the Board of Directors and any applicable provisions of the Law and Securities Law.

(f) The rights applicable to any Shares, whether in the original Share Capital or any increased Share Capital, may be changed according to the terms of these Articles. 7.

SHARE REGISTER AND SHARE CERTIFICATES

(a) The Company will maintain a Register of Shareholders according to the Law. The Company may maintain one or more branch registers of Shareholders, in Israel or another jurisdiction, which will be considered as part of the Register.

(b) No person will be recognized by the Company as holding any Share under a trust unless he is so registered in the Register according to applicable provisions of the Law.

(c) The Company will not be bound by or required to recognize, even when having notice, any right or interest in any Share other than rights or interests of the Shareholder duly registered in the Register or otherwise proven in accordance with these Articles and the Law.

(d) Every person whose name duly appears as a Shareholder in the Register or who otherwise establishes proof of ownership in accordance with these Articles and the Law, will have the right without payment to receive, within two (2) months after allotment or registration of transfer (unless the conditions of allotment or transfer provide for a longer period), a stamped certificate for all the Shares registered in his name. The certificate will specify the number of Shares for which it is issued. However, in case of joint Shareholders the Company will not be required to issue more than one certificate to all the joint Shareholders. Delivery of a certificate to any of the joint Shareholders will be sufficient delivery to all. Every certificate will be signed by a Director and countersigned by the Secretary or some other person nominated by the Board of Directors for that purpose. The Company may withhold the issue of Share certificates for Shares not fully paid up.

(e) If any Share certificate will be defaced, worn out, destroyed or lost, it may be renewed following production of any evidence, provision of any indemnity and payment of any of the Company's out of pocket expenses as the Board of Directors will require. In case of defacement or wearing out, renewal will require delivery of the old certificate.

(f) The Company may destroy Share certificates which have been canceled if at least seven (7) years have passed from the cancellation date. The Company may also destroy Share transfer forms or certificates if at least seven
      (7) years have passed from the Share transfer date.


8.    SHARE WARRANTS, OPTIONS AND DEBENTURES

      The Company may issue from time to time Share warrants, options on Shares, debentures and similar forms of securities. The price, terms and conditions of any such securities will be determined by the Board of Directors. 9.

LIEN ON SHARES

(a) The Company will have a lien on every Share for all moneys, whether currently payable or not, called or payable in respect of that Share. However, the Board of Directors may at any time declare any Share to be wholly or partly exempt from the provisions of this Article. The Company's lien, if any, on a Share will extend to all dividends payable on that Share.

(b) The Company may sell any Shares on which it has a lien at such time and manner as will be determined by the Board of Directors. However, if some sum on which there is a lien is currently payable, no sale will be made until fourteen (14) days after sending a notice in writing to the registered Shareholders, demanding payment of such sum and giving notice of the Company's intention to sell in default. To give effect to any such sale, the Board of Directors may authorize transfer of the Shares sold to the purchaser who will be registered as the holder of the Shares. The Company will receive the net proceeds of the sale which will be applied in payment of the sum then payable on the lien. The balance of the sale proceeds, if any, will be paid to the person holding the Shares immediately before the sale, subject to any lien for sums that were not currently payable for the Shares before the sale.


10.   REDEEMABLE SHARES AND WARRANTS

      Subject to the applicable provisions of the Law, the Company may issue and redeem redeemable preference Shares and redeemable warrants.


11.   CALLS ON SHARES; FORFEIT OF SHARES

(a) The Board of Directors may, in its discretion, from time to time authorize the amount and manner of the consideration to be given to the Company for Shares. The Board may also make calls on Shareholders for any moneys unpaid on their Shares. Each Shareholder will be liable to pay the amount of every call so made on him to the persons and at the times, places and installments specified by the Board. A call may be revoked or postponed as the Board may determine.

(b) A call will be considered to have been made at the time the Board of Directors approves the resolution authorizing such call.

(c) The joint Shareholders of a Share will be jointly and severally liable for the payment of all calls and related installments.

(d) The Board of Directors may, at its discretion, authorize receipt of advances from any Shareholder relating to future calls on Shares. The
      Board may authorize interest to be paid as may be agreed with the advancing Shareholder.

(e) Any sum that, by the terms of a Share, is payable on the Share's allotment or at any fixed date, will be considered to be a call duly made and payable on the date fixed for payment. In case of non-payment of such sum, the relevant provisions of these Articles will apply as if such sum were a call duly made and notified according to these Articles.

(f) The Board of Directors may, on the issue of Shares, differentiate between the Shareholders as to the amount of calls to be paid and the times of payment.

(g) If any Shareholder fails to pay all or part of any call or installment of a call on or before the day appointed for such payment, the Board of Directors may serve a notice on such Shareholder. The notice will require payment of the amount remaining unpaid together with interest, at such rate as the Board will determine, and any expenses that may have accrued by reason of such non-payment. The notice will name a date, not less than fourteen (14) days from the date of the notice, on or before which such call or installment, and all interest and expenses that have accrued by reason of such non-payment are to be paid. It will also name the place where payment is to be made, and will state that in the event of non-payment on or before the time and at the place appointed, the Shares for which such call was made will be liable to be forfeited. If the requirements of any such notice are not met, any Share for which such notice has been given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. A forfeiture of Shares will include all dividends applicable to the Shares not actually paid before the forfeiture, even if the dividend has been declared.

(h) When any Shares have been forfeited in accordance with these Articles, notice of the forfeiture will be promptly given to the Shareholder or to the person entitled to the Shares by transmission, as the case may be. An entry of such notice having been given and of the date of the forfeiture of the applicable Shares will be made in the Register. However, a forfeiture will not be invalid due to not giving such notice or making such entry in the Register.

(i) Following a forfeiture, the Board of Directors may, at any time before the forfeited Share has been otherwise disposed of, revoke the forfeiture on terms determined by the Board.

(j) Every forfeited Share may be sold or reallotted or otherwise disposed of, to any other person, on such terms as the Board of Directors may determine. Any forfeited Share held by the Company will be considered as a Treasury Share.

(k) A person whose Shares have been forfeited will remain liable to pay to the Company all calls made and not paid on such Shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the Shares had not been forfeited. He will also remain liable to satisfy any claims and demands which the Company might have enforced regarding the Shares at the time of forfeiture, without any deduction or allowance for the value of the Shares at the time of forfeiture. However, if the Company chooses to sell the forfeited Shares then the net consideration accepted by the Company for such Shares will be deducted from the amount the person whose Shares have been forfeited is liable to pay the Company.

(l) The forfeiture of a Share will cause the extinction at the time of forfeiture all claims and demands against the Company regarding the Share, and all other rights and liabilities relating to the Share as between the forfeiting Shareholder and the Company, except as provided by law.

(m) A written declaration, that the declarant is a Director and that a Share has been duly forfeited according to these Articles and stating the date of forfeiture, will be conclusive evidence of the facts stated in the declaration against any persons claiming to be entitled to the forfeited Shares. Such declaration, together with the Company's receipt for the consideration, if any, given for the forfeited Shares on their sale or disposition, and a duly signed Share certificate delivered to the purchaser will constitute good title to the Shares. Such purchaser will be registered as the holder of the Shares.


12.   TRANSFER OF SHARES

(a) Subject to the restrictions in these Articles, Shares will be transferable. Every transfer must be in writing in any usual or common form, or in such other form as the Board of Directors may from time to time approve. The written form of transfer will be delivered to the Registered Office, accompanied by a true copy of the certificate of the Shares to be transferred, and any other evidence as the Board may require to prove the title of an intending transferor.

(b) The written form of transfer of a Share will be executed both by the transferor and the transferee. The transferor will be considered to remain the Shareholder until the name of the transferee is entered in the Register for the applicable Shares.

(c) The Board of Directors may decline to register any transfer of Shares, which have not been fully paid up.

(d) The Board of Directors may determine a fee to be charged for registration of a transfer.

(e) The registration of transfers may be suspended at such times and for such periods as the Board of Directors may determine, not to exceed thirty (30) days in any calendar year.


13.   TRANSMISSION OF SHARES ON DEATH, BANKRUPTCY OR DISSOLUTION

(a) In the case of death, bankruptcy or dissolution of a Shareholder, that Shareholder's rightful successor in interest will be entitled to the Shareholder's Shares by transmission as provided in this Article.

(b) If a deceased Shareholder was a joint Shareholder, his surviving joint Shareholder will be the successor in interest. If a deceased Shareholder was a sole Shareholder, or has no surviving joint Shareholders, the executors or administrators of the deceased, or in their absence the legally declared heirs, will be recognized by the Company as the successor in interest to the Shares. If the Shareholder was a legal entity declared bankrupt or otherwise declared dissolved, then its legally recognized successor in interest will be recognized by the Company as receiving title to the applicable Shares.

(c)   Nothing  in  these  provisions  will  release  the  estate  of a  deceased
      Shareholder from any liability for any Shares held by the deceased Shareholder.

(d) Any person becoming entitled to a Share in consequence of a Shareholder's death, bankruptcy or dissolution may, upon producing such evidence of title as the Board of Directors will require, be registered himself as a holder of the Share, or subject to provisions regarding transfers of Shares, transfer the same to some other person.

(e) A person entitled to a Share by transmission will be entitled to receive, and may give a release for, any dividends or other moneys payable for the Share. However, he will not have the right to receive notices of, or to attend or vote at General Meetings or, except as provided above, to exercise any of the rights or privileges of a Shareholder unless and until he becomes a Shareholder of the applicable Shares.


14.   REGISTRATION OF COMPANY SECURITIES FOR TRADING ON SECURITIES EXCHANGES.

      The Board of Directors may authorize Shares or any other duly authorized Company securities to be registered for trading on securities exchanges in Israel and/or in other jurisdictions.


15.   BORROWING POWERS

      The Board of Directors may, from time to time, at its discretion, determine a framework of credit or a specific sum the Company may raise or borrow or secure the payment of such credit or sum for Company purposes. The Board may authorize securing the repayment of such sum in such manner and terms as it may decide. This may include the issue of debentures or similar instruments of the Company secured by all or any part of the present and future property of the Company, including its then existing uncalled Share Capital.


16.   DIVIDENDS AND RESERVES

(a) The Board of Directors may approve dividends to be paid from time to time to the Shareholders according to the Shareholders' respective rights and may fix the record date and time for payment. The dividend will be reported to the next Annual Meeting. (b) Subject to any preferential or limited rights to receive dividends, all dividends will be declared and paid according to the amounts paid or credited as paid on the applicable Shares. All dividends will be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares. However, a Share may be issued on terms providing that it will qualify for dividends only from a particular date.

(c) No dividend will be paid other than out of surplus earnings as permitted by the applicable provisions of the Law relating to capital preservation and allocation. However, the Company may request a court to allow it to pay dividends under other terms permitted by the Law.

(d) Dividends will be paid to Shareholders recognized by the Company in accordance with Article 7(c) above, at the time the dividend is declared, as the Shareholders for the Shares for which the dividend has been declared.

(e) Notice of the declaration of any dividend, whether interim or otherwise, will be given to the entitled Shareholders in the manner described in these Articles for notices to Shareholders.

(f) Unless otherwise directed by the Board of Directors, any dividend may be paid by check, warrant or bank transfer to the registered address of the person entitled, or in case of joint Shareholders to the one of them first named in the Register regarding the joint holding. The receipt of the person whose name on the date of the dividend declaration appears on the Register as the owner of any Share, or in the case of joint Shareholders, of anyone of such joint Shareholders, will be a good discharge to the Company of all payments made for such Share. All dividends unclaimed for up to seven (7) years after having been declared may be invested or otherwise used as directed by the Board for the benefit of the Company until claimed. After such time the Company will have no obligation to pay the unclaimed dividend. No unclaimed dividend or interest will bear interest against the Company.

(g) The Board of Directors may deduct from any dividend payable to any Shareholder all sums of money, if any, then payable by him to the Company on account of calls or otherwise in relation to the Company Shares.


17.   CAPITALIZATION OF RESERVES

(a) The Board of Directors may, from time to time, direct the setting aside out of the profits of the Company and the allocation to reserves of such sums as the Board may decide. All sums allocated to any such reserve will, at the discretion of the Board, be applicable for:

      (1)   meeting contingencies;

      (2)   the liquidation of any debt or liability of the Company;

      (3)   maintaining any properties of the Company;

      (4) meeting losses on realization of, or writing down, investments (either individually or in the aggregate);

      (5)   equalizing or paying dividends or bonus Shares; or

      (6)   any other purpose to which Company profits may be properly applied.

(b) All sums allocated to a reserve may, pending any other applications authorized by these Articles, be invested together with any other Company funds in the ordinary course of business and without it being necessary to distinguish between the investments of the reserves and investments of the other moneys of the Company or between investments of reserves of different types.

(c) The Board of Directors may direct establishment of a capital reserve account and apply such account in any manner authorized by these Articles or by law.

(d) Subject to any legal requirements, the General Meeting may at any time pass a resolution that any sum be capitalized, provided that it is:

      (1) not required for the payment or provision of any fixed preferential dividend;

      (2) not then allocated to any reserve fund or reserve account of the Company, including premiums received on the issue of any Shares, debentures or similar Company securities; and

      (3)   undivided net profit held by the Company.

(e) If a resolution as provided in Article 17(d) above is passed, the resolution will also provide that such sum be available for distribution and be appropriated as capital to the Shareholders in the proportion in which they would have been entitled to receive dividends and in such manner as the resolution may direct.

(f) In accordance with the specific resolution adopted according to Articles 17 (d) and (e) above, the Board of Directors will apply such sum in paying up in full any unissued Shares in the Share Capital of the Company on behalf of the Shareholders. The Board will direct appropriation of such Shares and then distribution credited as fully paid up proportionally among such Shareholders in satisfaction of their Shares and interests in the capitalized sum. Alternatively, the Board will direct application of all or part of such sum on behalf of such Shareholders in paying up all or part of any uncalled balance that will then be unpaid regarding any issued Shares held by such Shareholders, or otherwise deal with such sum as directed by such resolution. Where difficulty arises in connection with any such distribution, the Board may resolve the matter as it sees fit.


18.   CONVENING OF GENERAL MEETINGS

(a) General Meetings will be held at least once in every calendar year at the time and place, and with an agenda, as may be determined by the Board of Directors. Shareholders representing at least one percent (1 %) of the Company's voting power may request the Chairman of the Board to add appropriate items to a General Meeting agenda. Each such annual General Meeting will be called an "Annual Meeting", and any other Shareholders' meeting will be called an "Extraordinary Meeting".

(b) Each Annual Meeting will take place no later than fifteen (15) months after the previous Annual Meeting, but no later than the end of the applicable calendar year. The Board may convene an Extraordinary Meeting whenever it finds it necessary.

(c) The Board of Directors will convene an Extraordinary Meeting on receipt of a written request from any of:

      (1) two (2) Directors or twenty-five percent (25%) of the total number of, Directors;

      (2) one (1) or more Shareholders, holding at least five percent (5%) of the issued Share Capital and at least one percent (1%) of the Shareholders' voting power; or

      (3) one (1) or more Shareholders holding no less then five percent (5%) of the Company's issued voting Shares.

(d) An Extraordinary Meeting requested under Article 18(c) above will be convened within fifty-six (56) days of submission of the Board's receipt of a proper written request to convene an Extraordinary Meeting. If the Board of Directors fails to convene such meeting within such time, then, the required Extraordinary Meeting may be convened, in the same manner as for other Extraordinary Meetings, by any of the Directors and/or by Shareholders (representing at least one-half of such Shareholders' voting rights), who requested the convening; provided it is convened no later than three (3) months after submission of the written request to the Board.

(e) The Board of Directors will establish a record date in accordance with the requirements of the Law for Shareholders entitled to receive notice of and vote at a General Meeting.

(f) A written notice of the convening of a General Meeting will be given, as required by the Law, at least twenty-one (21) days in advance. The notice will specify the place, date and time of the Meeting as well as other requirements specified in the Law. The place of the meeting will be in Israel. The date of any Extraordinary Meeting convened under Article 18(c) above will be not later than thirty-five (35) days after the date of the notice.


19.   PROCEEDINGS AT GENERAL MEETINGS

(a) No business will be transacted at any General Meeting unless a quorum is present. The quorum at any General Meeting, except an Extraordinary Meeting convened in accordance with Article 18(c) above, will be at least two (2) Shareholders present in person, by Proxy or by a Voting Instrument and holding or representing between them at least one-third (1/3) of the issued voting Shares.

(b) If within one-half (1/2) hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting will be adjourned to the same day, time and place in the next week, or to such other day, time and place as will be determined by the Board of Directors by notice to the Shareholders. If at such adjourned meeting a quorum is not present within one-half (1/2) hour from the time appointed for holding the adjourned meeting, then two (2) Shareholders representing at least ten percent (10%) of the Shareholders' voting power, present in person, by Proxy or by a Voting Instrument will be a quorum.

(c) If the General Meeting adjourned is an Extraordinary Meeting convened in accordance to Article 18(c) above, then no business will be transacted at such adjourned Extraordinary Meeting unless a quorum is present comprised of:

      (1) one (1) or more Shareholders holding no less then five percent (5%) of the issued Share Capital and one percent (1%) of the voting power of the Company; or

      (2) one or more Shareholders holding no less then five percent (5%) of the issued voting Shares.

(d) Except as provided in these Articles, the Law and the Securities Law, all business transacted at a General Meeting will be decided by a resolution adopted by a simple majority of the votes cast at the General Meeting, not taking into account abstentions.

(e) The Chairman of the Board of Directors, will preside at any General Meeting, but if there will be no such Chairman, or if at any General Meeting he will not be present within fifteen (15) minutes after the time appointed for holding the meeting, or is unwilling to act as chairman, the Shareholders present will choose any Director to act as chairman of the meeting. If no Director is present, or if all the Directors present decline to take the chair, the Shareholders present will choose a Shareholder present to be chairman of the meeting.

(f) The Chairman may, with the consent of any General Meeting at which a quorum is present, (and will if so directed by the meeting) adjourn the meeting from time to time and from place to place. Whenever a General Meeting is adjourned for twenty-one (21) days or more, notice of the adjourned General Meeting will be given in the same manner as for the original General Meeting. No Shareholder will have the right to any other notice of an adjournment or of the business to be transacted at any adjourned General Meeting other than the business which might have been transacted at the original General Meeting which was adjourned.


20.   VOTING AT GENERAL MEETINGS; VOTING INSTRUMENTS

(a) Subject to the applicable record date and any rights or restrictions then existing for a particular class of Shares, each Shareholder will have the right to vote who is present at a General Meeting either personally, by a Voting Instrument in such cases as required or permitted under the Law for voting by Voting Instrument, or by Proxy. A Shareholder may vote in respect of only part of his Shares, and he may vote in different ways in respect to portions of his Shares.

(b) The vote may be by show of hands, by secret ballot, by Voting Instrument or by any other manner authorized by the Board of Directors consistent with the Law. A Shareholder will have one (1) vote for each Share held by him. However, unless otherwise determined by the Board, no Shareholder will be permitted to vote at a General Meeting or to appoint a Proxy to so vote unless he has paid all calls for payment and all moneys due to the Company from him with respect to his Shares.

(c) A Proxy present at a General Meeting will have the same rights as a Shareholder with respect to voting at a General Meeting. A Proxy need not to be a Shareholder.

(d) The vote of the senior of any joint Shareholders, whether in person, by Voting Instrument or by Proxy, will be accepted to the exclusion of the votes of other joint Shareholders. For the purpose of these Articles, seniority will be determined by the order in which the names appear in the Register.

(e) An objection to a Shareholder's or a Proxy's right to vote in a General Meeting must be raised at the applicable meeting or adjourned meeting where that person was supposed to vote. The chairman of the meeting will decide whether to accept or reject any objection raised at the proper time regarding the vote of a Shareholder or Proxy, and the chairman's decision will be final. Every vote not disqualified as provided above will be valid for all matters at the General Meeting.

(f) A Shareholder that is a corporation or other form of legal entity will have the right to appoint a person to be its representative at any General Meeting. Such appointment. must be authorized in writing by the Board of Directors, president or general manager or similar body of such entity. The representative so appointed will have the right to exercise on behalf of the entity he represents all the powers that the entity itself might perform in connection with the General Meeting.

(g) A Shareholder who has been declared legally incompetent or has otherwise had a legally appointed guardian, may, following a proof of appointment of a legal guardian or similar representative, vote at a General Meeting through such guardian or representative, whether in person, by Voting Instrument or by Proxy.

(h) A vote by Proxy or a Voting Instrument will be considered valid even if there has been the death or declaration of incompetence of the appointee/signatory or the cancellation of the Proxy appointment or Voting Instrument or expiration of a Proxy appointment or Voting Instrument in accordance with any law, or the transfer of the Shares for which the Proxy appointment or Voting Instrument was given, unless the Company receives at the Registered Office, prior to a General Meeting, a written notice as specified below. For a Voting Instrument or Proxy appointment that has been provided to the Company for a specific General Meeting to be considered invalid, a written notice of cancellation of a Voting Instrument or Proxy appointment must be duly signed by the applicable Shareholder specifying the applicable Shares, the name of the Shareholder, legal representative or successor in interest and nature of the event invalidating the Proxy appointment or Voting Instrument. In the event of voting by a secret ballot or by Voting Instrument, a notice canceling the appointment of a Proxy will be valid it if is signed by the appointee/signatory and received at the Registered Office no later than one (1) hour before beginning the vote.

(i) A Shareholder will have the right, where permitted or required by provisions of the Law relating to Voting Instruments, to vote by a Voting Instrument as an alternative to voting in person or by Proxy. In all applicable cases, the Voting Instrument will be sent to Shareholders before the applicable General Meeting no later then the time required in the Law.

(j) A Shareholder has the right to vote by a separate Proxy with respect to each Share held by him, provided that each Proxy will have a separate letter of appointment containing the serial number of the Shares for which the Proxy is entitled to vote. If a specific Share is included in more than one (1) letter of appointment, then no Proxy will have the right to vote such Share.

(k) An instrument appointing a Proxy which is not limited in time will expire twelve (12) months after the date of its execution. If the appointment is for a limited period, even if more than twelve (12) months, the instrument will be considered valid for the period specified in the instrument.

(l) A Voting Instrument, letter of appointment of a Proxy, power of attorney or other instrument relating to voting at a General Meeting must be in writing. The form of the Voting Instrument or the form of appointing a Proxy will be in any appropriate form as may be determined by the Board of Directors. The signature of the appointor or voting Shareholder will be confirmed by a lawyer, notary, bank or in any other manner acceptable to the Board. The original or a copy of such confirmed instrument will be delivered to the Registered Office, or at such other place in Israel or abroad as the Board may direct from time to time, at least twenty-four
      (24) hours before the time appointed for the applicable original or adjourned General Meeting. Otherwise, that person will not be entitled to vote that Share through the instrument.


21.   PROXY STATEMENTS

(a) Subject to the applicable provisions of the Law, the Board of Directors, and in the case of a General Meeting in accordance with Article 18(c) above those Directors and Shareholders entitled to convene such meeting, may solicit the Shareholders by a written Proxy Statement in order to persuade the Shareholders regarding their vote in a General Meeting. The Proxy Statement will be distributed by the Company, at its own expense together, with the Voting Instrument, if any, relating to that General Meeting.

(b) The persons authorized to distribute Proxy Statements under Article 21(a) above may send additional Proxy Statements, similarly distributed, in response to any other solicitations forwarded to the Shareholders in connection with a General Meeting.


22.   ROLE AND COMPOSITION OF THE BOARD OF DIRECTORS

(a) The Board of Directors will determine the policies of the Company and oversee the performance of the duties of the President. The duties of the Board will include, among others, any mandatory Board responsibilities specified in the Law or the Securities Law. The Board will have all residual powers not granted under these Articles or by law to any other Company body.

(b) The General Meeting may assume powers granted under these Articles or by law to the Board of Directors. However, any decision to assume such powers must specify the matters and time period for which such powers are assumed.

(c) The number of Directors comprising the Board will be at least five (5) and not more than seventeen (17). Until otherwise determined by the Board or at a General Meeting, the number of Directors will be ten (10). The Board will include at least two (2) External Directors in accordance with the requirements of the Law. A Director need not to be a Shareholder. The President may serve as a Director in accordance with Article 27(c) below.


(d) The compensation to the Directors will be approved at a General Meeting. The Directors will be entitled to be reimbursed for reasonable expenses incurred by them in carrying out Company business.

(e) No Director, other than an External Director, will be disqualified due to holding any office in the Company or any affiliated entity of the Company other than the office of Internal Auditor or Independent Certified Accountant. A Director may also contract with the Company or an affiliated entity of the Company either as vendor, purchaser or otherwise, whether on his own behalf or as a director or representative of another entity. No such holding of office by a Director or such contract entered into by or on behalf of the Company in which a Director will be in any way interested will be voided, nor will any Director be liable to account to the Company for any profit arising from any such office, or contract by reason only of such Director holding that office or of the fiduciary relations so established.

(f) A Director, other than an External Director, need not be a resident of the State of Israel.


23.   ELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS

(a) Directors will be elected annually by the Shareholders at the Annual Meeting. Directors will hold office until the conclusion of the next Annual Meeting or until their earlier removal or resignation. However, if no Directors are elected at an Annual Meeting, then the persons who served as Directors immediately prior to the Annual Meeting will continue to serve as Directors unless otherwise determined by the Annual Meeting or by the Board. Except as provided in Article 24 below regarding External Directors, Directors will be eligible for re-election.

(b) A person nominated by the Board of Directors may be elected at the Annual Meeting or a General Meeting to the office of Director. However, a Shareholder entitled to vote at that Annual Meeting or General Meeting may nominate a candidate for Director by submitting a written notice to the Company at the Registered Office, no later than seven (7) days after the date notice is given of the meeting, signed by the Shareholder of his intention to propose at that meeting a candidate for Director to which is attached the written consent and resume of such nominee.

(c) The Chairman of the Board of Directors will be appointed by the Board of Directors. Such Director will serve as Chairman of the Board of Directors until he ceases to hold the office of Director or until he is replaced by the Board of Directors.

(d) The Board of Directors will have the power to appoint additional Directors if the current number of Directors is less than ten (10) or other maximum number approved at a General Meeting or by the Board. Any Director so appointed will hold office until the conclusion of the next Annual Meeting, unless he is removed or resigns earlier. A Director will state the reasons for his resignation.

(e) If the number of Directors is reduced below ten (10) or any other number that may be determined by the Board or a General Meeting, and until additional Directors are elected or appointed so that the number of Directors is ten (10) or such other number so determined by the Board or a General Meeting, the Board may continue to act..

(f) Subject to the terms of any applicable agreement, a Director will be removed if he:

      (1)   becomes bankrupt or enters into similar status;

      (2)   becomes deceased or is declared legally incompetent;

      (3)   resigns his office by notice in writing given to the Company; or

      (4)   is removed by a resolution of a General Meeting.

(g) A Director may appoint a substitute director in his place. A substitute Director must be qualified under the Law to serve as a substitute Director, and if his appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute Director for more than one (1) Director at the same time. The same rules, including compensation, will apply to a substitute Director as to the Director who appointed him, and the substitute Director may participate in Board and Board committee meetings in the same manner as the Director who appointed him. Subject to the Law, a Director who has appointed a substitute Director may revoke the appointment at any time. In addition, the office of a substitute Director will be vacated at any time that the office of the Director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute Director will be made by notice in writing to the substitute Director and the Company. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.


24.   EXTERNAL DIRECTORS

(a) The Board of Directors will include at least two (2) External Directors complying with the qualifications described in the Law.

(b) An External Directors will be appointed by a majority vote at a General Meeting, provided that:

      (1) The majority vote at the General Meeting will include at least one-third (1/3) of the total number of the votes of the non-controlling Shareholders voting at the meeting. For the purposes of this Article, abstentions will not be taken into consideration in counting the total number of the non-controlling Shareholders; and

      (2) The total number of non-controlling Shareholders voting against the resolution appointing an External Director, is not more than one percent (1%) of the overall voting rights in the Company.

      (c)   The  compensation  and   indemnification  of  expenses  of  External
            Directors will be in accordance with the applicable provisions of the Law.

(d) An External Director will be appointed for a period of three (3) years and his office may be extended by a resolution of the General Meeting for an additional three (3) years. An External Director may be removed from his office only in accordance with the applicable provisions of the Law.

25.   BOARD OF DIRECTORS MEETINGS

(a) The Board of Directors may meet, adjourn and otherwise regulate its meetings as it sees fit. However, the Board will meet at least once every three (3) months. Unless otherwise determined by the Board, the quorum for a Board meeting will be not less than half (1/2) of the then number of Directors.

(b) Questions arising at any Directors' meeting will be decided by a majority of votes cast at the meeting. In cases of an equality of votes the Chairman will not have a second or casting vote.

(c) Each Director will receive reasonable prior notice of a Board meeting. Such notice may be given by any means of communication as determined by the Secretary, including, among others, telephone or e-mail. Such notice will include the time and location of the meeting and a reasonable description of the meeting's agenda.

(d) At the request of a Director, the Secretary will at any time summon a meeting of the Board. Reasonable advance notice of the time, place and agenda of each Board meeting will be given to each Director. The Directors may waive such notice requirement.

(e) Directors may participate in a Board meeting or a Board committee meeting by means of a telephone conference or other communications media, provided that all participating Directors can hear each other simultaneously. Participation by such means will be considered as presence in person at a meeting.

(f) All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a Director will be valid, even if it is later discovered that there was some defect in the appointment of any Director, or that any Director was disqualified.

(g) The Board of Directors will cause proper minutes to be made of all General Meetings and of the proceedings of all meetings of Board of Directors and Board committee meetings. Such minutes purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, will be considered conclusive evidence of the facts stated in the minutes.


26.   COMMITTEES OF THE BOARD OF DIRECTORS

(a) Subject to the applicable provisions of the Law regarding matters that the Board may not delegate to a committee, the Board of Directors may delegate any of its powers to committees consisting of at least three (3) Directors, including at least one (1) External Director. Any committee so formed will in the exercise of its powers conform to any directions given to it by the Board.

(b) The Board of Directors may appoint a chairman for any committee. If no chairman is appointed by the Board of Directors for a particular committee, then such a committee may elect a chairman. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose a committee member to be chairman of the meeting. Unless otherwise specifically directed by the Board of Directors, the meetings and proceedings of any committee will be governed as applicable by the provisions in these Articles for regulating the meetings and proceedings of the Board.

(c) A committee may meet and adjourn as its members may determine. Questions arising at any meeting will be determined by a majority of votes of the members present. In case of an equality of votes, the chairman of a committee will not have a second or casting vote.

(d) The Board of Directors will appoint an Audit Committee composed of at least three (3) Directors qualified under the Law and under all other applicable laws, regulations and rules to serve on the Audit Committee including all External Directors. The Audit Committee will act under a charter issued by the Board and according to the requirements of the Law and all other applicable laws, regulations and rules.

(e) A resolution in writing signed by the Secretary will serve as evidence of a resolution passed at a duly convened meeting of the Board of Directors.


27.   PRESIDENT

(a) Subject to these Articles and the Law, the Board of Directors will from time to time appoint a President for such period, on such terms and with such powers as the Board may determine. The compensation of the President may be by salary or any other consideration as determined by the Board.

(b) A President will be subject to the provisions of any contract between him and the Company, the terms of which will be approved by the Board of Directors.

(c) The President may hold, while he is President, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the President is subject to the same provisions as resignation and removal as the other Directors. In regard to his position as President, the President will be appointed as provided in Article 27(a) above and may be removed by the Board of Directors. If he ceases to hold the office of President for any reason and at that time he serves as a Director, he will immediately cease to be a Director. In any case, if the President does not serve as a Director, he will be entitled to attend any Board meeting.

(d) Subject to the supervision of the Board of Directors, the President may exercise all powers of the Company and do on behalf of the Company all acts as may be exercised and done by the Company and that are not by the Law or by these Articles required to be exercised or done by other Company bodies. No resolution made by a General Meeting will invalidate any prior act of the President that would have been valid if such resolution had not been made.

(e) Subject to applicable law and the specific or general approval of the Board, the President may delegate any of his powers to another person.

(f) The Board of Directors may assume powers granted under these Articles or by law to the President, provided that such decision to assume power specifies the matters and time period for which such powers are assumed.


28.   SECRETARY

      The Board of Directors may appoint a Secretary of the Company on any terms the Board may determine. The Board may also from time to time appoint an acting Secretary, who will be considered as the Secretary during the term of his appointment.


29.   SIGNATURE AUTHORITY

      The Company's signature authority will be in accordance with a signature authority procedure approved by the Board of Directors. The Board may also, from time to time, appoint any individual to sign on behalf of the Company for a particular matter. All checks, bank transfers, negotiable instruments and similar documents will be signed in accordance with the Company's signature authority procedure.

30.   ACCOUNTS

(a) The Board of Directors will cause the Company's books of accounts to be kept in accordance with legal requirements. The books of account will be kept at the Registered Office and will be open to the inspection of the Board of Directors and, as required by the Law, of the Shareholders.

(b) The Company will issue financial statements as required by the Law, the Securities Law and other applicable laws. The issued financial statements will be available for inspection by the Board of Directors and Shareholders at the Registered Office during regular office hours.


31.   INDEPENDENT CERTIFIED ACCOUNTANTS

(a) The Company will appoint Independent Certified Accountants at a General Meeting. The Independent Certified Accountants will hold office until the end of the next Annual Meeting. However, the Shareholders at a General Meeting may remove the Independent Certified Accountants or extend the term of appointment for up to three (3) years.

(b) The fee of the Independent Certified Accountants will be set and approved by the Board of Directors and reported to the next Annual Meeting.


32.   INTERNAL AUDITOR

(a) The Board of Directors, upon the recommendation of the Audit Committee, will appoint an Internal Auditor for the Company. Within the organizational structure of the Company the Internal Auditor will report to the President. The Internal Auditor may only be removed or replaced in accordance with the applicable provisions of the Law.

(b) The Internal Auditor will submit a yearly audit plan for the approval of the Audit Committee. The Internal Auditor will also submit a yearly account of his findings to the chairman of the Board of Directors, the President and the chairman of the Audit Committee.


33.   NOTICES

(a) A notice to a Shareholder may be served as a general notice to all Shareholders, by publication in a daily Hebrew newspaper appearing in Israel. The date of such newspaper publication will be considered as the date of service on all the Shareholders. The Board of Directors may also decide that notice be served on each Shareholder individually to his registered address by hand, by mail or by any other form of media or transmission permitted by law, to the registered address of each Shareholder, provided that such delivery and date thereof can be reasonably verified and recorded. A notice served on a Shareholder by mail will be considered as duly served the day after it was placed in the mail.

(b) A notice to joint Shareholders may be given by the Company only to the Shareholder named first in the Register for the applicable Shares.

(c)   The  Board  of  Directors  may  authorize   other  methods  of  notice  to
      Shareholders that are consistent with the Law.

(d) Notices of General Meetings will contain the information required by the Law.


34.   INSURANCE AND INDEMNITY

(a) Subject to the provisions of the Law, the Company may exempt in advance or retroactively, any Director or Company officer from any liability to the Company attributed to damage or loss caused by breach of the Director's or officer's duty of care owed to the Company.

(b) Subject to the provisions of the Law, the Company may procure Directors' and officers' liability insurance for the following:

      (1) breach of duty of care by any Director or officer owed to the Company or any other person;

      (2) breach of fiduciary duty by any Director or officer owed to the Company, provided that such Director or officer acted in good faith and had a reasonable basis to assume that the action would not harm the interests of the Company; or

      (3) any other event for which insurance of a director or officer is or may be permitted.

(c) Subject to the provisions of the Law, the Company may undertake in advance or retroactively to indemnify a Director or Company officer in respect of a liability or expense as detailed in Article 34(d) below, imposed on him as a result of an act carried out in his capacity as a Director or Company officer. However, such undertaking will be limited to the kinds of events that in the Board's opinion are foreseeable at the time of the issue of the undertaking and will be limited to the amount fixed by the Board as reasonable under the circumstances.

(d) An indemnity, as provided in Article 34(c) above, may be issued in respect of a liability or expense as follows:

      (1) a monetary liability imposed on the Director of officer in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court;

      (2) reasonable expenses of the proceedings, including lawyers fees, expended by the Director or officer or imposed on him by the court for:

            (a) proceedings issued against him by or on behalf of the Company or by a third party;

            (b) criminal proceedings from which the Director or officer was acquitted; or

            (c) criminal proceedings in which he was convicted but that do not require proof of criminal intent; or

      (3) any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

(e) Subject to the provisions of the Law, the Company may issue an undertaking in advance or retroactively to indemnity any person, including a Director or a Company officer, who acts or acted on behalf of or at the request of the Company as a director or officer of another company in which the Company, directly or indirectly, is a shareholder, or in which the Company has any other interest. Such indemnity will be in respect of a liability or expense as detailed in Article 34(d) above, imposed on him as a result of an act carried out by him in his capacity as a director or officer of the other company. However, such undertaking will be limited to the kinds of events that in the Board's opinion are foreseeable at the time of the issue of the undertaking and will be limited to the amount fixed by the Board as reasonable under the circumstances.

(f)   Subject to the provisions of the Law:

      (1) The Company may indemnify any employee or representative of the Company, who is not a Director or a Company officer, for any liability or expense paid or imposed on him in his capacity as a Company employee or representative in any legal proceedings, due to an act carried out by him in good faith in his capacity as Company employee or representative. However, such indemnity may not be given for a criminal indictment in which he was convicted in an offense that requires proof of criminal intent and the convicting judgment was not reversed on appeal or cannot be issued for an appeal.

      (2) The Company may issue an undertaking in advance to indemnify a Company employee or representative, who is not a Director or Company officer, or to indemnify him retroactively for any monetary liability imposed or that may be imposed on him in favor of any third party in respect of an act carried out by him in good faith in his capacity as a Company employee or representative.

(g) Subject to the provisions of the Law, nothing in these Articles will limit the Company, in any manner, in entering into an agreement of liability insurance, or in granting an exemption or indemnification in respect of:

      (1) a Director or Company officer, or a director or officer of another company as provided in Article 34(e) above, to the extent that the insurance, exemption or indemnity is not prohibited by law; or

      (2) any person who is not a Director or Company officer, or a director of another company as provided in Article 34(e) above, including but not limited to employees and representatives of the Company or such other company.

(h) Notwithstanding the above, any indemnification granted by the Company under this Article 34 shall not exceed twenty-five percent (25%) of the consolidated equity of the

      Company as reflected in its last consolidated Annual Financial Statements published prior to the payment of such indemnification.

35.   RECONSTRUCTION AND WINDING-UP

(a) If the Company will be wound up voluntarily the liquidators may, with the approval of a Special Majority of the Shareholders voting at a General Meeting, divide among the Shareholders any part of the Company's assets. Such approval may also vest any part of the Company's assets to trustees under trusts for the benefit of the Shareholders as the liquidators may determine.

(b) On any sale of the Company or its assets through a liquidation or winding-up, a Special Majority of the Shareholders voting at a General Meeting may authorize the Board of Directors or liquidators to:

      (1) accept fully or partly paid up Shares, debentures, or other Company securities, whether registered in Israel or other jurisdictions, whether existing or contingent, for the purchase in whole or in part of Company property and, if the profits of the Company permit, distribute such Shares, securities or any other Company property among the Shareholders without requiring their realization, or vest the same in trustees for them; and/or

      (2) distribute or appropriate the Company's cash, Shares, other securities, benefits or property for the valuation of any such securities or property as so approved at the General Meeting. In such case, all Shareholders will be bound to accept any valuation on distribution so authorized, and will waive all rights in relation to such valuation, except where otherwise required by law.


36.   AMENDMENTS TO ARTICLES

      These Articles may be amended, in whole or in part, by a Special Majority of the Shareholders voting at a General Meeting.